UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-38752

Qifu Technology, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F  ☐

EXPLANATORY NOTE

Qifu Technology, Inc. (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the United States Securities and Exchange Commission on March 25, 2025, U.S. Eastern Time. On March 25, 2025, Hong Kong Time, the Company also published its annual report for the fiscal year ended December 31, 2024 (the “HK Annual Report”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX Listing Rules”). Pursuant to the HKEX Listing Rules, the HK Annual Report contains supplemental disclosure of reconciliation of the material differences between the consolidated financial statements of the Company prepared under the U.S. GAAP and International Financial Reporting Standards, which has been attached hereto as exhibit 99.1.

Exhibit Index

Exhibit 99.1 — Supplemental Disclosure—Reconciliation Between U.S. GAAP and International Financial Reporting Standards

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qifu Technology, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: March 25, 2025